UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

IMAX Corporation

(Exact name of the registrant as specified in its charter)

Canada	001-35066	98-0140269
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

2525 Speakman Drive,	902 Broadway, Floor 20
Mississauga, ON, Canada L5K 1B1	New York, New York, USA 10010

(Address of principal executive offices) (Zip code)

Robert D. Lister, Chief Legal Officer and Senior Executive Vice President

212-821-0142

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.

☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2025.

Section 1 – Conflict Minerals Disclosure

Items 1.01 and 1.02    Conflict Minerals Disclosures and Report, Exhibit

IMAX Corporation (the “Company” or “IMAX”) has filed a Conflict Minerals Report, which is provided as Exhibit 1.01 hereto and is also available on the Governance page of the Company’s Investor Relations website at http://www.imax.com/content/investor-relations.1

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01     Resource Extraction Issuer Disclosure and Report

Not Applicable

Section 3 – Exhibits

Item 3.01    Exhibits

The following exhibit is filed as part of this report.

Exhibit 1.01 – Conflict Minerals Report for the year ended December 31, 2025.

Cautionary Note Regarding Forward-Looking Statements

This Specialized Disclosure Report on Form SD, including the Conflict Minerals Report exhibit, contains forward-looking statements that are based upon management’s expectations and beliefs concerning future events. Certain matters contained herein concerning the future, including risk mitigation steps, constitute forward-looking statements and are based upon management’s expectations and beliefs concerning future events impacting the Company’s efforts to improve its due diligence and risk mitigation strategies relating to any conflict minerals used in the Company’s manufacture or contract to manufacture activities. There can be no assurance that these future events will occur as anticipated. Forward-looking statements speak only as of the date they were made, and the Company undertakes no obligation to publicly update them. For a description of certain factors that could cause the Company’s future results to differ materially from those expressed in any forward-looking statement, see Item 1A of the Company’s Annual Report on Form 10-K for the year ended December 31, 2025, entitled “Risk Factors.”

[1]

The reference to the Company’s Investor Relations website is provided for convenience only, and its contents are not incorporated by reference into this Form SD or the Conflict Minerals Report nor deemed filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

IMAX CORPORATION
(Registrant)

Date: May 29, 2026	By:	/s/ Robert D. Lister
Robert D. Lister
Chief Legal Officer & Senior Executive Vice President

Date: May 29, 2026	By:	/s/ Kenneth Weissman
Kenneth Weissman
Deputy General Counsel & Corporate Secretary